EXHIBIT 12.2

TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(Unaudited)

(In millions except ratios)

	Year
	2005	2004	2003	2002	2001
Fixed charges:
Interest expense	$314	$253	$273	$319	$439
Distributions on preferred securities of subsidiary trusts, net of income taxes	—	—	13	26	26
Estimated interest portion of rents	30	30	29	22	27

Total fixed charges	$344	$283	$315	$367	$492

Income:
Income from continuing operations before income taxes and distributions on preferred securities of subsidiary trusts	$739	$540	$424	$524	$803
Fixed charges*	344	283	302	341	466

Adjusted income	$1,083	$823	$726	$865	$1,269

Ratio of income to fixed charges	3.15	2.91	2.30	2.36	2.58

*Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.